Exhibit 99.2

Eureka Hunter Holdings, LLC

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm
As of and for the Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Board of Managers
Eureka Hunter Holdings, LLC
Irving, Texas
We have audited the accompanying consolidated balance sheets of Eureka Hunter Holdings, LLC as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eureka Hunter Holdings, LLC at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
Dallas, Texas
April 6, 2016

Eureka Hunter Holdings, LLC
Consolidated Balance Sheets

	As of December 31,
In thousands, except units	2015	2014
CURRENT ASSETS:
Cash and cash equivalents	$44,555	$6,380
Accounts receivable, net of allowance of $0 and $93, respectively	9,653	4,079
Accounts receivable - related party	17,307	4,568
Inventory	14,067	1,040
Prepaid expenses	710	1,046
Total current assets	86,292	17,113

PROPERTY AND EQUIPMENT, NET	497,054	439,046

OTHER ASSETS:
Deferred financing costs, net of accumulated amortization of $1,008 and $590, respectively	1,164	1,682
Other assets	67	198
Intangible assets, net of accumulated amortization of $6,949 and $5,968, respectively	3,543	4,524
Total other assets	4,774	6,404
Total assets	$588,120	$462,563

CURRENT LIABILITIES:
Accounts payable	$15,082	$45,447
Accounts payable - related party	4,530	2,913
Accrued expenses	960	1,150
Accrued expenses - related party	1,000	500
Accrued sales tax payable	—	11,691
Deferred revenue - current	792	1,616
Total current liabilities	22,364	63,317

Long term debt	182,500	100,000
Deferred revenue - long term	61	37
Total liabilities	204,925	163,354

Commitments & Contingencies (Note 10)

MEMBERS' EQUITY:
Series A-1 Units, 13,200,660 and 13,729,849 units issued and outstanding as of December 31, 2015 and 2014, respectively (Notes 7 and 8)	369,290	387,962
Series A-2 Units, 15,482,783 and 13,640,593 units issued and outstanding as of December 31, 2015 and 2014, respectively (Notes 7 and 8)	549,236	484,236
Additional contributed capital	(339,574)	(358,246)
Accumulated deficit	(195,757)	(214,743)
Total members' equity	383,195	299,209
Total liabilities and members' equity	$588,120	$462,563
See accompanying notes to consolidated financial statements.

Eureka Hunter Holdings, LLC
Consolidated Statements of Operations

	For the Year Ended
In thousands	December 31, 2015	December 31, 2014
REVENUE:
Gas gathering	$41,407	$20,505
Gas gathering - related party	26,196	14,230
Equipment rental and service	7,303	9,009
Equipment sales	1,508	720
Other - related party	608	—
Total revenue	77,022	44,464

OPERATING EXPENSES:
Gas gathering	14,995	12,826
Equipment rental and service	3,815	5,114
Depreciation and amortization	22,393	16,421
General and administrative	12,563	15,004
(Gain) loss on sale of assets	25	(12)
Impairment of property and equipment	—	799
Total expenses	53,791	50,152

OPERATING INCOME (LOSS)	23,231	(5,688)

OTHER INCOME (EXPENSE):
Interest expense, net of amounts capitalized	(4,653)	(7,359)
Loss on embedded derivative	—	(91,792)
Gain (loss) on equity method investment	408	(350)
Total other expense	(4,245)	(99,501)

Net income (loss)	18,986	(105,189)

Preferred dividends	—	(19,343)
Loss on extinguishment of Series A Preferred Units	—	(51,692)

Net income (loss) attributable to common units	$18,986	$(176,224)

See accompanying notes to consolidated financial statements.

Eureka Hunter Holdings, LLC
Consolidated Statements of Changes in Members' Equity (Deficit)

In thousands, except units	Series A Common Units	Series A Common	Series A-1 Units	Series A-1	Series A-2 Units	Series A-2	Additional Contributed Capital	Accumulated Deficit	Total Members' Equity (Deficit)
Balance at December 31, 2013	13,847,093	$367,843	—	$—	—	$—	$(310,235)	$(90,211)	$(32,603)
Issued Series A Common Units upon cash contribution from MHR	2,755,976	55,120	—	—	—	—	—	—	55,120
Issued Series A Common Units for cash	409,024	8,180	—	—	—	—	—	—	8,180
Issued Series A Preferred Units in payment of preferred distributions paid-in-kind (Note 7)	(97,492)	—	—	—	—	—	—	(1,950)	(1,950)
Issued Series A Preferred Units for cash, net of costs (Note 7)	(610,000)	—	—	—	—	—	—	—	—
Contributions	—	—	—	—	—	—	6,568	—	6,568
Distributions	—	—	—	—	—	—	(41)	—	(41)
Preferred unit distributions and accretion	—	—	—	—	—	—	—	(17,393)	(17,393)
Distribution of property to MHR	—	—	—	—	—	—	(2,846)	—	(2,846)
Conversion of Series A Common Units to Series A-1 and Series A-2 Units (Note 7)	(16,304,601)	(431,143)	15,895,577	422,962	409,024	8,181	—	—	—
Conversion of Series A Preferred Units to Series A-2 Units (Note 7)	—	—	—	—	10,592,540	381,055	(51,692)	—	329,363
Issued Series A-1 Units for cash	—	—	566,828	20,000	—	—	—	—	20,000
Issued Series A-2 Units for cash	—	—	—	—	1,133,655	40,000	—	—	40,000
MHR capital adjustment (Note 8)	—	—	(1,227,182)	—	—	—	—	—	—
Purchase by MSI of 5.5% interest from MHR (Note 8)	—	—	(1,505,374)	(55,000)	1,505,374	55,000	—	—	—
Net loss	—	—	—	—	—	—	—	(105,189)	(105,189)
Balance at December 31, 2014	—	$—	13,729,849	$387,962	13,640,593	$484,236	$(358,246)	$(214,743)	$299,209
Issued Series A-2 Units for cash	—	—	—	—	1,842,190	65,000	—	—	65,000
MHR capital adjustment (Note 8)	—	—	(529,189)	(18,672)	—	—	18,672	—	—
Net income	—	—	—	—	—	—	—	18,986	18,986
Balance at December 31, 2015	—	$—	13,200,660	$369,290	15,482,783	$549,236	$(339,574)	$(195,757)	$383,195

See accompanying notes to consolidated financial statements.

Eureka Hunter Holdings, LLC
Consolidated Statements of Cash Flows

	For the Year Ended
In thousands	December 31, 2015	December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$18,986	$(105,189)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,393	16,421
Amortization and write-off of deferred financing costs	517	3,240
Impairment of assets	—	799
(Gain) loss on the sale of assets	25	(12)
Loss on embedded derivative	—	91,792
(Gain) loss on equity method investment	(408)	350
Bad debt expense	8	93
Allocated general and administrative expense	—	6,526
Changes in operating assets and liabilities:
Accounts receivable	(5,582)	(401)
Accounts receivable - related party	(12,408)	(2,837)
Inventory	(27)	(98)
Prepaid expenses	417	(527)
Other assets	132	18
Accounts payable	(487)	(10,807)
Accrued expenses	(220)	1,070
Accounts payable and accrued expenses - related party	2,117	1,340
Deferred revenue	(771)	113
Net cash provided by operating activities	24,692	1,891

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for property and equipment	(135,013)	(176,726)
Proceeds from the sale of assets	922	34
Distributions from equity method investment	74	—
Net cash used in investing activities	(134,017)	(176,692)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing of notes payable	117,500	100,000
Repayments on notes payable	(35,000)	(50,000)
Cash paid for deferred financing costs	—	(2,172)
Issuance of Series A Preferred units, net of costs	—	11,956
Preferred distributions paid	—	(10,238)
Issuance of Series A Common units	—	63,300
Issuance of Series A-1 units	—	20,000
Issuance of Series A-2 units	65,000	40,000
Net cash provided by financing activities	147,500	172,846

NET CHANGE IN CASH AND CASH EQUIVALENTS:	38,175	(1,955)
Cash and cash equivalents, beginning of year	6,380	8,335
Cash and cash equivalents, end of year	$44,555	$6,380
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$3,958	$3,314
Change in accrued capital expenditures	$(41,558)	$42,650
Net transfer of property and equipment to inventory	$13,056	$—
Distribution of net assets to MHR	$—	$2,846
Issued Series A Preferred units in payment of preferred distribution paid-in-kind	$—	$1,950
Exchange of Series A-2 units for redeemable preferred stock and embedded derivative liability	$—	$381,055
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Eureka Hunter Holdings, LLC (the “Company” or “Eureka Holdings”) is a Delaware limited liability company formed on March 21, 2012, and was a majority-owned subsidiary of Magnum Hunter Resources Corporation (“Magnum Hunter” or “MHR”) through December 18, 2014. On March 21, 2012, Magnum Hunter contributed its interests in Eureka Hunter Pipeline, LLC (“Eureka Pipeline”), which Magnum Hunter acquired through the acquisition of Triad Hunter, LLC ("Triad") on February 12, 2010, to the Company. On April 2, 2012, the Company, and its wholly-owned subsidiary, TransTex Hunter, LLC ("TransTex") (formerly known as Eureka Hunter Acquisition Sub, LLC), closed on their purchase of certain assets of TransTex Gas Services, LP, under an asset purchase agreement dated March 21, 2012. On December 18, 2014, Magnum Hunter sold approximately 5.5% of its equity interest in the Company, which decreased its interest in the Company to 48.6%. See Note 8 - “Members' Equity” for more information. In September 2015, Magnum Hunter surrendered a portion of its equity interest in Eureka Holdings to MSIP II Buffalo Holdings LLC, as a result of not making a required contribution to the Company. See Note 8 - “Members’ Equity” for more information. At December 31, 2015, Magnum Hunter owned 44.53% of the Company.

On December 15, 2015, Magnum Hunter, and certain of its subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. As part of the Restructuring Support Agreement filed with the voluntary petition, Magnum Hunter may not market their equity interest in the Company nor make any modifications to the key agreements between Magnum Hunter and the Company without consent of the Second Lien lenders.

The Company engages in midstream operations involving the gathering of natural gas through the Company’s ownership and operation of a gas gathering system in the Marcellus and Utica Basins of northwestern West Virginia and southeastern Ohio, referred to as the Eureka Hunter Pipeline Gathering System. Through its ownership of TransTex, the Company also leases, services and sells gas treating and processing equipment, most of which is leased to third party operators for treating gas at the wellhead.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Eureka Holdings and its wholly-owned subsidiaries, Eureka Pipeline and TransTex. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in significant non-controlled entities are accounted for using the equity method.

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on information that is currently available and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions and conditions. Significant items subject to such estimates and assumptions include embedded derivative liabilities, useful lives of property and equipment, and other liabilities and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks that have original maturities of three months or less. At December 31, 2015, the Company had cash deposits in excess of FDIC insured limits at various financial institutions. The Company periodically assesses the financial condition of the institutions where these funds are held and believes that its credit risk is minimal.

Accounts Receivable

Accounts receivable are customer obligations due under agreed-upon trade terms and are stated at their historical carrying amount. Accounts receivable consists of gas gathering service and processing equipment rental and service revenue. Management reviews accounts receivable periodically and reduces the carrying amounts by a valuation allowance that reflects the best estimate of the amount that may not be collectible. No allowance was recorded at December 31, 2015. The Company recorded an allowance at December 31, 2014 of $0.1 million related to one third party customer. At December 31, 2015 and 2014, the Company had accounts receivable related to deferred revenue of $16,000 and $1.0 million, respectively.

Accounts Receivable - Related Party

Accounts receivable - related party primarily consists of transportation service revenue from Triad, a wholly-owned subsidiary of Magnum Hunter. Management reviews accounts receivable periodically and reduces the carrying amounts by a valuation allowance that reflects the best estimate of the amount that may not be collectible. Subsequent to December 31, 2015, the Company has received payments totaling $17.1 million from Magnum Hunter and affiliates through the bankruptcy proceedings, of which $12.9 million pertained to 2015. The amount pertaining to 2015 consisted of accounts receivable of $13.8 million, net against accounts payable owed to Magnum Hunter and affiliates of $0.9 million, as of December 31, 2015. The remaining amounts due to the Company as of December 31, 2015 are included in a Proof of Claim filed with the United States Bankruptcy Court for the District of Delaware, and the Company continues to assert its rights to these amounts. As such, the Company did not record an allowance at December 31, 2015 or December 31, 2014 for accounts receivable - related party balances. See Note 9 - “Related Party Transactions” for more information.

Inventory

Inventory is comprised of $14.1 million of materials and supplies as of December 31, 2015. The Company’s materials and supplies inventory is primarily comprised of natural gas pipe and supplies used in the construction of Eureka Pipeline gathering systems. During the year ended December 31, 2015, the Company transferred excess materials purchased for construction projects to inventory. These materials are held in inventory and are subsequently transferred to construction projects when needed. Such transfers resulted in a net increase to inventory, and a corresponding decrease to property and equipment, of $13.1 million for the year ended December 31, 2015. Inventory is carried at the lower of cost or net realizable value, on a weighted average cost basis. Valuation reserve allowances for materials and supplies inventories are recorded as reductions to the carrying values of the materials and supply inventories in the Company’s consolidated balance sheet and as equipment rental and service expense in the accompanying consolidated statement of operations, if necessary. The Company did not record a valuation reserve at December 31, 2015 or December 31, 2014.

Property and Equipment

The Company’s property and equipment consist primarily of pipeline gas gathering equipment, which comprise the Eureka Hunter Pipeline Gathering System, and the gas treating and processing equipment of TransTex.

Property and equipment are carried at historical cost. Depreciation on property and equipment is recorded on a straight-line basis for groups of property having similar economic characteristics over the estimated useful lives (primarily 5 to 40 years). Uncertainties that may impact these estimates include, but are not limited to, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions and supply and demand in the area. When assets are placed into service, management makes estimates with respect to useful lives. However, subsequent events could cause a change in estimates, thereby impacting future depreciation amounts.

The Company capitalizes all construction-related direct labor and material costs, as well as indirect construction costs. Indirect construction costs include general engineering, insurance, taxes and the cost of funds used during construction. The Company capitalizes interest as a component of significant pipeline construction projects that last more than six months while activities are in progress to bring the assets to their intended use. Interest of $0.4 million and $1.9 million was capitalized during the years ended December 31, 2015 and 2014, respectively. After major construction projects are completed, the associated capitalized costs including interest are depreciated over the estimated useful life of the related asset.

Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects which do not increase the original efficiency, productivity or capacity of property and equipment, are expensed as incurred.

When items of property and equipment are sold or otherwise disposed of, gains or losses are recorded in the consolidated statements of operations in the period of disposition.

Long-lived assets are reviewed for impairment when facts and circumstances indicate that the net book values may not be recoverable. At December 31, 2015 and 2014, the Company’s pipeline gas gathering equipment was not impaired. Due to changes in management's plans regarding certain processing plant and equipment, impairment charges of $0.8 million were recorded during the year ended December 31, 2014.

Asset Retirement Obligations

The Company’s operating assets generally consist of underground pipelines and related components along rights-of-way, above ground storage tanks and related facilities, and gas treating and processing equipment. The Company’s right-of-way agreements, and the laws of the states in which the Company operate, typically do not require the dismantling, removal and reclamation of the right-of-way upon permanent removal of the pipelines and related facilities from service. Additionally, management is unable to predict when, or if, the Company's pipelines, related facilities and gas treating and processing equipment would become completely obsolete and require decommissioning. Accordingly, the Company has not recorded a liability or corresponding asset as an asset retirement obligation as both the amounts and timing of such potential future costs are indeterminable.

In connection with the Company's ownership of a cryogenic gas treating plant (“Rogersville”), the Company recorded an asset retirement obligation of $0.1 million related to estimated future retirement costs. The liability was subsequently transferred to Magnum Hunter on December 12, 2014, in connection with the transfer of the Company's ownership interest in the Rogersville facility. See Note 9 - “Related Party Transactions” for more information.

Revenue Recognition

The Company’s revenues are derived from the gathering and transportation of natural gas through the Eureka Hunter Pipeline Gathering System and the leasing, servicing, and sale of gas treating and processing equipment related to TransTex. Revenues are recognized by the Company using the following criteria: (1) persuasive evidence of an exchange arrangement exists, (2) delivery has occurred or services have been rendered, (3) the buyer’s price is fixed or determinable and (4) collection is reasonably assured. Utilizing these criteria, revenues are recognized when the natural gas is delivered at the destination point or services are rendered in accordance with the contract agreements and leases.

At December 31, 2015, the majority of the Company's gas gathering agreements include firm commitments with remaining terms extending approximately five to eighteen years. See Note 9 - “Related Party Transactions” for further discussion.

The Company records deferred revenue related to the TransTex business when it receives consideration from a counterparty before meeting the criteria for revenue to be recognized. Deferred revenue includes unearned service revenue such as the installation of gas treating and processing equipment, unearned monthly rental revenue charged to customers in advance, and deposits on hand. Such deferred revenue is classified as short term or long term, depending on the remaining months of the related contract.

Deferred Financing Costs

In connection with debt financing arrangements, the Company may incur issuance costs. Costs incurred to issue debt are deferred and amortized over the life of the associated debt instrument using the straight-line method for debt in the form of a line of credit and the effective interest method for term loans. In connection with debt financings completed in 2014, the Company paid $2.2 million in fees during the year ended December 31, 2014 and expensed $2.8 million of unamortized deferred financing costs during the year ended December 31, 2014, which is included in interest expense on the consolidated statements of operations. Deferred financing costs, net of accumulated amortization, were $1.2 million and $1.7 million as of December 31, 2015 and 2014, respectively. Amortization of deferred financing costs is included in interest expense on the consolidated statements of operations as a result of borrowing. Amortization expense for the years ended December 31, 2015 and 2014 was $0.5 million and $0.4 million, respectively.

Investments

The Company has an equity method investment representing 25% ownership interest in a privately held limited liability company in the business of leasing gas processing equipment. The Company's proportionate share of earnings and losses from equity method investments are reported separately in the consolidated statement of operations. During the year ended December 31, 2014, the Company recorded losses on the equity method investment of $0.1 million. No distributions were received by the Company during the year ended December 31, 2014. On July 1, 2015, the Company transferred its entire interest in the equity method investment to the co-owner in exchange for equipment of $0.3 million and a cash payment of approximately $74,000, which resulted in a gain on the equity method investment of $0.4 million for the year ended December 31, 2015.

Equity method investments are recorded at historical cost, adjusted for the Company's proportionate share of earnings and losses of the investee, distributions, and impairments. The Company evaluates its equity method investment for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investment may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. Management assesses the fair value of its equity method investment using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

Due to changes in the project plans of the investee, an other-than-temporary decrease in the fair value of the investment of $0.3 million was recorded during the year ended December 31, 2014, reducing the cost basis of the investment to zero. This impairment charge is included in loss on equity method investment on the consolidated statements of operations.

Intangible Assets

During 2012, the Company recorded intangible assets consisting primarily of the fair value of gas treating equipment lease agreements and customer relationships acquired in connection with the acquisition of TransTex Gas Services, LP in 2012. The intangible assets were initially recorded at fair value using a discounted cash flow model with a discount rate of 13% and are being amortized over finite terms. Customer relationships are amortized using an accelerated method and lease agreements and other intangible assets are amortized using a straight-line method. The Company assesses the carrying amount of its intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. At December 31, 2015 and 2014, the Company’s intangible assets were not impaired. See Note 4 - “Intangible Assets” for more information.

Income and State Sales Taxes

The Company is a limited liability company treated as a partnership for federal income tax purposes, in which income tax liabilities and/or benefits of the Company are passed through to its members. Accordingly, no recognition has been given to federal income taxes in the accompanying financial statements.

Based on management’s analysis, the Company did not have any uncertain tax positions as of December 31, 2015 and 2014. At December 31, 2015 and 2014 there were no material income tax interest or penalty items recorded in the consolidated statement of operations or as a liability on the consolidated balance sheets.

The Company incurs sales tax for the state of Ohio for purchases of capital items and certain gas gathering and general and administrative expenses. Sales tax incurred on purchases of capital items is capitalized as part of the cost of equipment. Sales tax incurred on gas gathering and general and administrative expense is expensed as incurred. As of December 31, 2015 and 2014, the Company recorded total liabilities due to the state of Ohio of $0.4 million and $11.7 million, respectively.

Recent Accounting Pronouncements

Accounting standards-setting organizations frequently issue new or revised accounting rules. The Company regularly reviews all new pronouncements to determine their impact, if any, on its financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the revised standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. To achieve that core principle, an entity should apply the following steps: identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 requires entities to disclose both quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. This amendment is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. On July 9, 2015, the FASB deferred implementation of the guidance under ASU 2014-09.  Private companies may adopt the standard for annual financial statements for fiscal years beginning after December 15, 2018.  In addition, private companies may apply the standards to quarterly reports and other interim-period reports for fiscal years beginning after December 15, 2019.  The guidance allows for either a "full retrospective" adoption or a "modified retrospective" adoption, however early application is not permitted. The Company is currently evaluating the adoption methods and the impact of this ASU on its consolidated financial statements and financial statement disclosures.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This update requires an entity’s management to evaluate for each annual and interim reporting period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. The update further requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, and requires an express statement and other disclosures when substantial doubt is not alleviated. This amendment is effective for the annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and financial statement disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs and ASU 2015-15, Interest-Imputation of Interest (Subtopic 835-30)-Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. These ASUs require capitalized debt issuance costs, except for those related to revolving credit facilities, to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, rather than as an asset. For public business entities, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 205 and interim periods within those fiscal years. For all other entities, the amendment is effect for fiscal years beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016. The Company has evaluated this ASU and determined it does not have any debt issuance costs not related to revolving credit facilities. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This guidance improves the understanding and comparability of financial commitments, discloses qualitative and quantitative information about lease transactions, requires the recognition of lease assets and lease liabilities in the statement of financial position, and provides additional information about leasing activities and a lessor’s exposure to credit and asset risk. ASU 2016-02 will affect any organization that enters into a lease or sublease, but does not apply to leases of intangible assets, leases to explore for or use minerals, oil, or natural gas, leases of biological assets, leases of inventory, or leases of assets under construction. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those financial years for public business entities, not-for-profit entities, and employee benefit plans that file financial statements with the Securities and Exchange Commission. For all other entities, the new guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and financial statement disclosures.
NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability.  Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The valuation hierarchy contains three levels:

•Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets;

•
Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable;

•Level 3 - Significant inputs to the valuation model are unobservable.

Fair Value on a Recurring Basis:

Preferred Stock Embedded Derivative

At January 1, 2014, the Company had a preferred stock derivative liability resulting from certain conversion features, redemption options, and other features of the Company’s Series A Convertible Preferred Units.

The fair value of the bifurcated conversion feature was valued using the “with and without” analysis in a simulation model based upon management’s estimate of the expected life of the conversion feature. The key inputs used in the model to determine fair value were estimated volatility, credit spread, and the estimated enterprise value of the Company. Since the significant inputs to the valuation model are unobservable, the value of the embedded derivative is classified as Level 3.

The selection of initial assumptions for expected term and total enterprise value were made based on a weighting of possible outcomes at the date the conversion feature became effective. These assumptions are reviewed by management and modified periodically based on any changes in expectations. The term of the conversion feature, which was linked to the terms of the Eureka Hunter Holdings Amended and Restated Limited Liability Company Agreement ("Eureka Hunter Holdings LLC Agreement"), was estimated to range from zero to 6 years. During 2014, the Company changed the estimated term to 1-2 years due to changes in the Company's expectation of when the conversion feature with respect to the Series A Preferred Units would be exercised. During September 2014, MSIP II Buffalo Holdings LLC, an affiliate of Morgan Stanley Infrastructure, Inc. (“MSI”) entered into an agreement to purchase all of the issued and outstanding Series A Preferred Units and Class A Common Units held by Ridgeline Midstream Holdings, LLC ("Ridgeline"), an affiliate of ArcLight Capital Partners, LLC ("ArcLight"), which constituted all of the issued and outstanding Series A Preferred Units. In making the determination of the total enterprise value of the Company, management considered the purchase price associated with MSI's purchase of the Series A Preferred Units, and its implied value to the enterprise as a whole. The issued and outstanding Series A Preferred Units were converted at fair value to a new class of preferred equity of the Company on October 3, 2014, pursuant to the provisions of the Second Amended and Restated Limited Liability Company Agreement of Eureka Holdings (the “New LLC Agreement”), which became effective October 3, 2014. See Note 7 - "Redeemable Preferred Units".

The fair value calculation is sensitive to movements in volatility, estimated remaining term, and the total enterprise value of the Company. A decrease in the estimated term of the conversion feature results in a higher fair value of the conversion feature. As the implied volatility of the instruments increases so too does the fair value of the derivative liability arising from the conversion and redemption features. Similarly, as the total enterprise value of the Company increases, the fair value of the derivative liability increases. Decreases in volatility and total enterprise value would result in a reduction to the fair value of the derivative liability associated with these instruments.

As of the conversion to a new class of preferred equity on October 3, 2014, the Company has no preferred stock derivative assets or liabilities. The following table presents the changes in the fair value of the derivative assets and liabilities measured at fair value using significant unobservable inputs (Level 3) through December 31, 2014:

In thousands	2014
Fair value at beginning of period	$(75,934)
Issuance of redeemable preferred stock	(5,479)
Increase in fair value recognized in loss on derivative contracts	(91,792)
Extinguishment upon conversion of the Company's Series A Preferred Units to Series A-2 Units (see Note 7)	173,205
Fair value at end of period	$—

During the year ended December 31, 2014, the valuation of the conversion feature embedded in the Series A Preferred Units increased the fair value of the embedded derivative liability by approximately $91.8 million as a result of changes in the total enterprise value of the Company and management's estimate of the expected remaining term of the conversion feature up to and prior to conversion. Management’s estimate of the expected remaining term of the conversion option shortened the time horizon previously estimated by management, resulting in a higher fair value of the conversion feature. Management’s estimates were based upon several factors, including market prices for like-kind transactions, an estimate of the likelihood of each of the possible settlement options, which included redemption through a call or put option, or a liquidity event that triggers conversion to Class A Common Units of the Company. As discussed in Note 7 - "Redeemable Preferred Units", the conversion of the Company's Series A Preferred Units to a new class of preferred equity resulted in an extinguishment of the Series A Preferred Units, an extinguishment of the preferred stock embedded derivative, and the issuance of a new class of preferred equity initially recorded at fair value.

Fair Value on a Non-Recurring Basis

The Company follows the provision of ASC Topic 820, Fair Value Measurement, for non-financial assets and liabilities measured at fair value on a non-recurring basis. As is relates to Eureka Holdings, ASC Topic 820 applies to measurements of the fair value of the Series A-2 Units issued to MSI on October 3, 2014, discussed above. As there is no corroborating market activity to support the assumptions used, the Company has designated this measurement as Level 3.

Impairment of Long-lived assets of TransTex

During the year ended December 31, 2014, the Company measured the fair value of certain long-lived assets of TransTex as compared to its carrying value due to the identification of potential impairment triggers. The fair value of these assets was derived using a variety of assumptions including market transactions for similar assets and discounted cash flow analyses utilizing risk-adjusted discount rates. The Company has designated these valuations as Level 3.

For the year ended December 31, 2015, no impairment triggers were noted.

Impairment of equity-method investments

As of December 31, 2014, the Company measured the fair value of its equity investment as compared to its carrying value in connection with changes in circumstances that indicated a possible impairment (see Note 2). The fair value of this equity investment was derived using a variety of assumptions including an income approach of estimating a risk adjusted discounted future cash flows forecast for the investment and outside advisors. The Company has designated these valuations as Level 3.

The equity-method investment was fully impaired as of December 31, 2014. On July 1, 2015, the Company transferred its entire interest in the equity method investment to the co-owner in exchange for equipment of $0.3 million and a cash payment of approximately $74,000. As such, the Company had no equity method investment as of December 31, 2015.

Series A-2 Units

The fair value of the Series A-2 Units issued to MSI upon extinguishment of the Series A Preferred Units was determined by utilizing a hybrid of a probability-weighted expected return model and an option pricing model.  This methodology involves estimating the value of various securities based upon an analysis of future values for the enterprise, assuming various future outcomes. The key assumptions used in the model to determine fair value upon conversion on October 3, 2014 were as follows: i) the rate of return expected to be achieved upon a liquidating event or initial public offering and ii) the probability of an initial public offering as contemplated in the New LLC Agreement of Eureka Holdings at discreet points in time. The Company has designated these valuations as Level 3.

For the year ended December 31, 2015, no indicators were noted for fair value adjustment.

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, inventory, accounts payable, and accrued liabilities approximate fair value as of December 31, 2014 due to their short maturities. The carrying amounts of long-term debt approximate fair value as of December 31, 2014 as they are subject to short-term floating interest rates that approximate the rates available to the Company.

Fair value measurements made on a non-recurring basis during the year ended December 31, 2014 consist of the following:

	(Level 1)	(Level 2)	(Level 3)
For the year ended December 31, 2014:
Fair value of Long-lived assets of TransTex	$—	$—	$315
Fair value of equity-method investments impaired	—	—	—
Series A-2 Units	—	—	389,236
Total during the year ended December 31, 2014	$—	$—	$389,551

NOTE 4 - INTANGIBLE ASSETS

 The following table summarizes the Company's net intangible assets as of December 31, 2015 and 2014:

	Amortization Period	December 31, 2015	December 31, 2014
In thousands
Customer relationships		$5,434	$5,434
Trademark		859	859
Existing contracts		4,199	4,199
Total intangible assets		10,492	10,492
Accumulated amortization:
Customer relationships	12.5 years	(2,457)	(1,880)
Trademark	11.0 years	(293)	(215)
Existing contracts	3.0 years	(4,199)	(3,873)
Intangible assets, net of accumulated amortization		$3,543	$4,524

There were no additions to intangible assets during the years ended December 31, 2015 and 2014. Amortization expense was $1.0 million and $2.0 million, respectively, for the years ended December 31, 2015 and 2014 and is included in depreciation and amortization in the consolidated statements of operations. The following table summarizes the aggregate amortization of intangible assets over the next five years:

In thousands
2016	$586
2017	519
2018	457
2019	404
2020	356
Thereafter	1,221
$3,543

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment, net as of December 31, 2015 and 2014 are composed of the following:

	Estimated Useful Life (Years)	2015	2014
In thousands
Pipeline gas gathering equipment	5 - 40	$371,517	$203,111
Processing plant and equipment	5 - 20	27,508	25,580
Land and rights of way	—	42,050	33,235
Construction in progress	—	103,151	203,697
Buildings	20 - 40	1,724	1,412
Other	5 - 10	2,253	2,293
Total		548,203	469,328
Accumulated depreciation		(51,149)	(30,282)
Property and equipment, net		$497,054	$439,046

In August 2015, the Company reviewed the remaining useful lives of its assets. As a result of that review, management modified useful lives to more consistently match the cash flows expected from those assets and applied the change prospectively, as of August 1, 2015. Depreciation expense recorded from August 1, 2015 through December 31, 2015 was approximately $5.3 million less than depreciation expense would have been for the same period, if the change in useful lives had not occurred.

Pipeline Gas Gathering Equipment

The Company’s pipeline gas gathering equipment consists of natural gas gathering pipelines and compression and related equipment. These assets, which comprise the Eureka Hunter Pipeline Gathering System, are carried at historical cost.

Depreciation of equipment is provided using the straight line method over an estimated useful life of 5 to 40 years. Depreciation expense for pipeline gas gathering equipment was $18.6 million and $12.0 million for the years ended December 31, 2015 and 2014, respectively.

The cost of property and equipment classified as “Construction in progress” is excluded from costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of December 31, 2015 and 2014.

Processing Plant and Equipment

The Company’s processing plant and equipment is comprised primarily of the gas treating and processing equipment of TransTex. The Company carries this equipment at historical cost. Depreciation of the processing plant and equipment is provided using the straight line method over estimated useful lives of 5 to 20 years. Depreciation expense for processing plant and equipment was $2.8 million and $2.4 million for the years ended December 31, 2015 and 2014, respectively.

TransTex leases and sells gas treating and processing equipment, most of which is leased to third party operators for treating gas at the wellhead. The leases generally have a term of three years or less. The equipment under leases in place at December 31, 2015 and 2014 had a net carrying value of $7.6 million and $11.7 million, respectively, with accumulated depreciation of $3.3 million and $3.9 million, respectively, and had terms for future payments extending as far as March of 2020. TransTex has non-cancelable leases to third parties in place as of December 31, 2015, with future rental payments of $2.9 million and $0.4 million in 2016 and 2017, respectively, and less than $0.1 million in each of the years 2018, 2019, and 2020.

NOTE 6 - CREDIT FACILITIES

On March 28, 2014, Eureka Pipeline entered into a Credit Agreement by and among Eureka Pipeline, as borrower, ABN AMRO Capital USA, LLC, as a lender and as administrative agent, and the other lenders party thereto (hereafter referred to as the “Credit Agreement”).

The Credit Agreement, which has a maturity date of March 28, 2018, originally provided for a revolving credit facility in an aggregate principal amount of up to $117.0 million (with the potential to increase the aggregate commitment under the credit agreement to an aggregate principal amount of up to $150.0 million, subject to the consent of the lender parties and the satisfaction of certain conditions), secured by a first lien on substantially all of the assets of Eureka Pipeline and its subsidiaries, which include TransTex, as well as by Eureka Pipeline’s pledge of the equity in its subsidiaries. The subsidiaries of Eureka Pipeline also guarantee Eureka Pipeline’s obligations under the Credit Agreement. The Credit Agreement is non-recourse to Magnum Hunter. The Company incurred deferred financing costs directly associated with entering into the Credit Agreement in the amount of $1.4 million which will be amortized straight-line over the term of the Credit Agreement.

The terms of the Credit Agreement provide that the borrowings thereunder may be used, among other specified purposes, (1) to refinance existing indebtedness of Eureka Pipeline outstanding on the credit agreement closing date, including the term loan of $50.0 million in principal amount owed under the Second Lien Term Loan Agreement, dated August 16, 2011, by and among Eureka Pipeline and Pennant Park Investment Corporation, as a lender, the other lenders party thereto and U.S. Bank National Association, as collateral agent, (2) to finance future expansion activities related to Eureka Pipeline’s gathering system in West Virginia and Ohio, (3) to finance acquisitions by Eureka Pipeline and its subsidiaries permitted under the terms of the credit agreement, (4) to refinance from time to time certain letters of credit of Eureka Pipeline and its subsidiaries, (5) to provide working capital for their operations, and (6) for their other general business purposes.

The Credit Agreement originally provided for a commitment fee based on the unused portion of the commitment under the credit agreement of 0.50% per annum when the consolidated leverage ratio is greater than or equal to 3.0 to1.0 and a commitment fee of 0.375% when the consolidated leverage ratio is less than 3.0 to 1.0.

In general terms, borrowings under the credit agreement would, at Eureka Pipeline’s election, bear interest:

•
on base rate loans, at the per annum rate equal to the sum of (A) the base rate (defined as the highest of (i) the per annum rate of interest established by JPMorgan Chase Bank, N.A. as its prime rate for U.S. dollar loans, (ii) the Adjusted Eurodollar Rate (as defined in the credit agreement) for an interest period of one-month, plus 1.0%, or (iii) the federal funds rate, plus 0.50% per annum), and (B) a margin of 1.0% to 2.50% per annum; or

•
on Eurodollar Loans, at the per annum rate equal to the sum of (A) the Eurodollar Rate (as defined in the credit agreement) adjusted for certain statutory reserve requirements for Eurocurrency liabilities, and (B) a margin of 2.0% to 3.50% per annum.

If an event of default occurs under the credit agreement, generally, the applicable lenders may increase the interest rate then in effect by an additional 2.0% per annum for the period that the default exists.

The Credit Agreement contains customary affirmative covenants and negative covenants that, among other things, restrict the ability of each of Eureka Pipeline and its subsidiaries to, with certain exceptions: (1) incur indebtedness; (2) grant liens; (3) enter into hedging transactions; (4) enter into a merger or consolidation or sell, lease, transfer or otherwise dispose of all or substantially all of its assets or the stock of any of its subsidiaries; (5) issue equity; (6) dispose of any material assets or properties; (7) pay or declare dividends or make certain distributions; (8) invest in, extend credit to or make advances or loans to any person or entity; (9) engage in material transactions with any affiliate; (10) enter into any agreement that restricts or imposes any condition upon the ability of (a) any of Eureka Pipeline or its subsidiaries to create, incur or permit any lien upon any of its assets or properties, or (b) any such subsidiary to pay dividends or other distributions, to make or repay loans or advances, to guarantee indebtedness or to transfer any of its property or assets to Eureka Pipeline or its subsidiaries; (11) change the nature of its business; (12) amend its organizational documents or material agreements; (13) change its fiscal year;

(14) enter into sale and leaseback transactions; (15) make acquisitions; (16) make certain capital expenditures; or (17) take any action that could result in regulation as a utility.

The Credit Agreement required Eureka Pipeline to satisfy certain financial covenants, including maintaining:

•
a maximum leverage ratio (defined as the ratio of (i) consolidated funded debt to (ii) annualized consolidated EBITDA), as of the end of each fiscal quarter, not greater than (A) 4.75 to 1.00 for the fiscal quarters ending March 31, 2014 through September 30, 2014, and (B) 4.50 to 1.00 for the fiscal quarter ending December 31, 2014 and each fiscal quarter ending thereafter; and

•
a minimum interest coverage ratio (defined as the ratio of (i) annualized consolidated EBITDA to (ii) annualized consolidated interest charges for such period), as of the end of each fiscal quarter, not less than (A) 2.75 to 1.00 for the fiscal quarters ending March 31, 2014 through September 30, 2014, and (B) 2.50 to 1.00 for the fiscal quarter ending December 31, 2014 and each fiscal quarter ending thereafter.

The obligations of Eureka Pipeline under the Credit Agreement may be accelerated upon the occurrence of an event of default. Events of default include customary events for these types of financings, including, among other things, payment defaults, defaults in the performance of affirmative or negative covenants, the inaccuracy of representations or warranties, material defaults under or termination of certain material contracts, defaults relating to judgments, certain bankruptcy proceedings, a change in control and any material adverse change.

Upon executing the Credit Agreement on March 28, 2014, Eureka Pipeline terminated its revolving credit agreement with SunTrust Bank and the term loan agreement with Pennant Park (the "Original Eureka Hunter Credit Facilities"). Eureka Hunter Pipeline used proceeds from the Credit Agreement to pay in full all outstanding obligations related to the termination of the Original Eureka Hunter Credit Facilities, which included the principal outstanding amount of $50.0 million and accrued, unpaid interest of $1.5 million. In addition, $2.6 million unamortized deferred financing costs associated with the Original Eureka Hunter Credit Facilities were expensed.

On November 19, 2014, Eureka Pipeline entered into an amendment of the Credit Agreement by and among Eureka Pipeline, as borrower, ABN AMRO Capital USA, LLC, as a lender and as administrative agent, and the other lenders party thereto (hereafter referred to as the “First Amended Credit Agreement”). Pursuant to the First Amended Credit Agreement, the aggregate loan commitments available to Eureka Pipeline increased from an available capacity of $117.0 million to $225.0 million. Commitment fees were lowered to 0.50% per annum when the consolidated leverage ratio is greater than or equal to 3.5 to 1.0 and 0.375% when the consolidated leverage ratio is less than 3.5 to 1.0. The applicable margin for base rate loans and Eurodollar loans was also revised to a range of 0.75% to 2.00% and 1.75% to 3.00%, respectively, depending on the Company’s leverage ratio. The maximum leverage ratio was also revised to 4.75 to 1.00 through the remaining term of the Credit Agreement.

The Company incurred deferred financing costs directly associated with entering into the First Amended Credit Agreement in the amount of $0.8 million which is amortized straight-line over the remaining term of the Credit Agreement, which was not modified by the First Amended Credit Agreement. The straight-line method of amortization results in substantially the same periodic amortization as the effective interest method. In addition, $0.2 million unamortized deferred financing costs associated with the Credit Agreement were expensed.

As of December 31, 2015 the maximum amount available under the First Amended Credit Agreement was $225.0 million, and the Company had $182.5 million in borrowings outstanding. As of December 31, 2014, the maximum amount available under the First Amended Credit Agreement was $225.0 million, and the Company had $100.0 million in borrowings outstanding. The borrowing capacity is subject to certain upward or downward reductions during the term of the First Amended Credit Agreement. The weighted average interest rate was 2.63% and 2.67% at December 31, 2015 and 2014, respectively.

As of December 31, 2015 and 2014, Eureka Pipeline was in compliance with all of its covenants contained in the Credit Agreement.

Interest Expense

A reconciliation of total interest cost incurred to "interest expense, net of amounts capitalized" as reported in the consolidated statements of operations for the years ended December 31, 2015 and 2014 is as follows:

In thousands	2015	2014
Interest expense on long-term debt	$4,507	$6,057
Interest expense from amortization of deferred financing costs	517	426
Interest expense from write-off of unamortized deferred financing costs	—	2,814
Less: interest capitalized	(371)	(1,938)
Total interest expense, net of amounts capitalized	$4,653	$7,359

NOTE 7 - REDEEMABLE PREFERRED UNITS

On March 21, 2012, the Company entered into a Series A Convertible Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”) with Magnum Hunter and Ridgeline Midstream Holdings, LLC (“Ridgeline”), an affiliate of ArcLight Capital Partners, LLC. Pursuant to this Unit Purchase Agreement, Ridgeline committed, subject to certain conditions, to purchase up to $200.0 million of Series A Convertible Preferred Units representing membership interests of the Company (the “Series A Preferred Units”). $200.0 million had been purchased through October 3, 2014, at which point the outstanding Series A Preferred Units were purchased from Ridgeline by MSI and converted into Series A-2 Units of Eureka Holdings.

 The following table summarizes the changes in the redeemable preferred units during the year ended December 31, 2014:

In thousands	Series A Preferred Units	Series A Preferred Units
Balance at December 31, 2013	9,885,048	$136,675
Issued Series A Preferred Units in payment of preferred distributions paid-in-kind	97,492	1,208
Issued Series A Preferred Units for cash, net of costs	610,000	7,219
Accretion on Series A Preferred Units	—	6,583
Conversion of Series A Preferred Units to Series A-2 Units	(10,592,540)	(151,685)
Balance at December 31, 2014	—	$—

During the year ended December 31, 2014, the Company issued 610,000 Series A Preferred Units to Ridgeline for proceeds of $12.0 million, net of issuance costs of $0.2 million.  Under the terms of the Eureka Hunter Holdings LLC Agreement, any issuances of Series A Preferred Units resulted in a unit-for-unit reduction in the Class A Common Units. The Company paid cumulative distributions quarterly on the Series A Preferred Units at a fixed rate of 8% per annum of the initial liquidation preference.  The distribution rate was increased to 10% if any distribution was not paid when due.  The board of directors of the Company had the option of paying up to 75% of the distributions owed for the period from March 21, 2012 through March 31, 2013 in the form of “paid-in-kind” units and had the option of paying up to 50% of the distributions owed for the period from April 1, 2013 through March 31, 2014 in such units. During the year ended December 31, 2014, the Company paid cash distributions of $10.2 million and paid in-kind distributions of $1.9 million to the holder of the Series A Preferred Units through the issuance of 97,492 Series A Preferred Units. Preferred dividends included accretion on the Series A Preferred Units of $6.6 million for the year ended December 31, 2014.

On September 16, 2014, the Company, Magnum Hunter, and MSI entered into an agreement (the "Transaction Agreement") relating to a separate purchase agreement between MSI and Ridgeline providing for the purchase by MSI of all convertible preferred and common equity interests in the Company owned by Ridgeline.

The Transaction Agreement provided for the execution of the New LLC Agreement of the Company to be entered into by Magnum Hunter, MSI and the minority interest members of the Company contingent upon and contemporaneously with the closing of MSI's purchase of Ridgeline's equity interests in the Company, which occurred on October 3, 2014. In connection with the first closing on October 3, 2014, all of the Company’s Series A Preferred Units and Class A Common Units acquired by MSI from Ridgeline were converted into a new class of preferred equity interests of Eureka Holdings, and all equity interests owned by MSI will have a liquidation preference under certain circumstances. The conversion of the Company’s Series A Preferred Units to a new class of preferred equity resulted in an extinguishment of the Series A Preferred Units, an extinguishment of the preferred stock embedded derivative, and the issuance of a new class of preferred equity initially recorded at fair value (the "Series A-2 Units"). Accordingly, the Company recorded a loss of $51.7 million within members' equity equal to the difference between the fair value of the new Series A-2 Units issued and the carrying amount of the old Series A Preferred Units extinguished including the embedded derivative and accrued dividends. The fair value of the Series A-2 Units on the date of conversion was determined primarily from the transaction between MSI and Ridgeline which was an orderly market transaction between a willing buyer and seller. See Note 8 - “Members’ Equity" for additional information.

NOTE 8 - MEMBERS’ EQUITY

Series A Common Units

During the year ended December 31, 2014, the Company issued 2,755,976 Class A Common Units with a value of $55.1 million to Magnum Hunter upon cash contributions of $55.1 million. During the year ended December 31, 2014, the Company issued 409,024 Class A Common Units with a value of $8.2 million to Ridgeline upon a cash contribution of $8.2 million. These units were subsequently converted to new classes of equity as discussed below.

Second Amended and Restated Limited Liability Company Agreement of Eureka Holdings

On September 16, 2014, Magnum Hunter entered into a Transaction Agreement with MSI, a non-related party, relating to a separate purchase agreement between MSI and Ridgeline providing for the purchase by MSI of all the Company’s Series A Preferred Units and Class A Common Units owned by Ridgeline. On October 3, 2014, the first closing contemplated in the Transaction Agreement, which consisted of the purchase by MSI of Ridgeline’s equity interests in the Company and the execution of the Second Amended and Restated Limited Liability Company Agreement of Eureka Hunter Holdings, was consummated between MSI and Ridgeline.

In accordance with the terms of the New LLC Agreement, all of the Company’s Series A Preferred Units and Class A Common Units acquired by MSI from Ridgeline were converted into a new class of preferred equity interests of the Company, the Series A-2 Units. Magnum Hunter’s Class A Common Units held on the date of the first closing were also converted into a new class of common equity (the “Series A-1 Units”). The Series A-2 Units have preferential distribution rights over the Series A-1 Units in the event a Sale Transaction or Initial Public Offering (both as defined in the New LLC Agreement) occurs subsequent to January 1, 2017. The Series A-2 Units also include certain veto rights with regards to a Sale Transaction or Initial Public Offering prior to January 1, 2017 unless certain thresholds are achieved (as provided in the New LLC Agreement). The preference on distribution rights available to the Series A-2 Unit members provides a specified minimum Internal Rate of Return (as defined in the New LLC Agreement), depending upon the proceeds available for distribution upon a Sale Transaction or an Initial Public Offering. Once the minimum Internal Rate of Return applicable to Series A-2 Units members is achieved, Series A-2 Unit members and Series A-1 Unit members will participate in remaining distributions according to their Upside Sharing Percentages (as defined in the New LLC Agreement). Series A-2 Unit members also hold certain veto and approval rights that Series A-1 Unit members do not.

As a result of the conversion of the Company’s Series A Preferred Units into Series A-2 Units, the features, terms, and cash flows associated with the Series A-2 Units are substantially different than those of the former Series A Preferred Units. Consequently, the conversion was treated as an extinguishment of a class of equity, and an issuance of a new class of equity that was recorded initially at fair value. Additionally, the accrued and unpaid dividends outstanding on the Company’s Series A Preferred Units and the fair value associated with the embedded derivative attached to the Series A Preferred Units, which was previously accounted for as a liability in the consolidated financial statements, was included in determining the total carrying value of the equity to be extinguished. The fair value of the new preferred Series A-2 Units upon conversion was $389.2 million. The difference between the fair value of the Series A-2 Units and the carrying value of the extinguished Series A Preferred Units, including the embedded derivative and accrued dividends, was recorded as an adjustment to members' equity.

On November 18, 2014, the Company, Magnum Hunter and MSI entered into a letter agreement (the “Letter Agreement”) amending certain provisions of the Transaction Agreement entered into on September 16, 2014, pursuant to which the Company, Magnum Hunter, and MSI agreed to reduce Magnum Hunter’s capital account in the Company by 1,227,182 Series A-1 Units, effective as of the date of the New LLC Agreement, to take into account certain excess capital expenditures incurred by the Company in connection with certain of Eureka Pipeline’s fiscal year 2014 pipeline construction projects and planned fiscal year 2015 pipeline construction projects. The adjustment resulted in a reduction of the Company's issued and outstanding units as of December 31, 2014. In executing the Letter Agreement, the Company, Magnum Hunter and MSI also agreed to adjust the amount and timing of (a) certain capital contributions by Magnum Hunter and MSI to the Company and b) MSI’s purchase of a portion of Magnum Hunter’s equity interests in the Company pursuant to the second closing as follows:

i.
In connection with certain of the Company’s capital projects for fiscal year 2014, on November 20, 2014, MSI made a $30.0 million capital contribution in cash to the Company in exchange for additional Series A-2 Units.

ii.	On November 20, 2014, Magnum Hunter made a $20.0 million capital contribution in cash to the Company in exchange for additional Series A-1 Units.

iii.	In addition, in connection with a closing that occurred on December 18, 2014, MSI made a $10.0 million capital contribution in cash to the Company in exchange for additional Series A-2 Units.

iv.
The Second Closing was accelerated to the date of closing of MSI’s capital contribution referred to in item (iii) above, and, pursuant to the accelerated closing, Magnum Hunter sold to MSI 5.5% of its Series A-1 Units (reduced from the amount originally provided to be sold to MSI at the Second Closing under the Transaction Agreement) for $55.0 million in cash (correspondingly reduced from the amount originally provided to be received by Magnum Hunter from MSI at the Second Closing). The Series A-1 Units sold to MSI by Magnum Hunter were converted into Series A-2 Units upon receipt by MSI on a one-for-one basis, as provided in the Transaction Agreement and the New LLC Agreement.

v.	Magnum Hunter also agreed to make a $13.3 million capital contribution in cash to the Company on or before March 31, 2015 in exchange for additional Series A-1 Units.
In accordance with the terms and conditions of the New LLC Agreement, as amended by the Letter Agreement above, Magnum Hunter has the right, under certain circumstances, to not make its portion of certain required future capital contributions to the Company, and, if Magnum Hunter validly exercises its right to do so, MSI would make the capital contributions which otherwise would be made by Magnum Hunter, with Magnum Hunter having the right to make catchup capital contributions before the earlier of one year from the date of the capital contribution or an MLP IPO (as defined in New LLC Agreement) that would bring Magnum Hunter's ownership interest back to the level prior to the capital call. We refer to this as the “carried interest” provided by MSI. This carried interest is at no cost to Magnum Hunter but is subject to a maximum limit of $60.0 million. As of December 31, 2014, Magnum Hunter had deferred capital contributions of $30.0 million, for which it had the right to make future catch up contributions.

Magnum Hunter did not make the required $13.3 million capital contribution in cash to the Company on or before March 31, 2015. Therefore, in March 2015, pursuant to a letter agreement between MSI and Magnum Hunter, MSI funded an additional $65.0 million in cash for 2015 capital projects in exchange for an additional 1,842,190 Series A-2 Units in the Company.

In September 2015, Magnum Hunter surrendered 529,190 units, or $18.7 million in equity, as a result of not making the 2015 Make-up Contribution to the Company as required by the letter agreement As of December 31, 2015, Magnum Hunter continues to have the right to make catch-up contributions in accordance with the LLC agreement. At December 31, 2015, Magnum Hunter and MSI owned 44.53% and 53.98%, respectively, of the Company.

The Transaction Agreement also provided MSI with certain substantive participation rights which allow MSI to participate in the management and operation of the Company. As a result of MSI acquiring additional Series A-2 Units, which brought their total equity interest in the Company to 49.84% as of December 18, 2014, the board of managers of the Company was expanded from five to six members and MSI appointed the sixth manager, so that currently the board of managers of the Company consists of three representatives of Magnum Hunter and three representatives of MSI. Pursuant to the terms of the New LLC Agreement, the number and composition of the board of managers may change over time based on MSI’s percentage ownership interest in the Company (after taking into account any additional purchases of preferred units) or the failure of Eureka Holdings to satisfy certain performance goals by December 31, 2018 (or as of any quarter after such date).

The board of managers has the exclusive and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company, and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes and direct the actions of the Company, except as otherwise expressly set forth in the New LLC Agreement. Board approval is required for the following: (i) all capital or operating budget for any fiscal year, (ii) the incurrence of any capital expenditure meeting certain threshold requirements, (iii) calls for capital contributions, (iv) all distributions, (v) the incurrence of debt (other than indebtedness pursuant to borrowings under the existing First Amended Credit Agreement in the ordinary course of business), (vi) the modification, amendment, replacement, or termination of any insurance policy, (vii) any voluntary change in accounting policies or tax classification, (viii) the formation of any subsidiary of the Company, and (ix) the entry into or modification, waiver, amendment of termination of any affiliate agreement. In the event of a board deadlock decision, the issue will be referred to a non-binding mediation or arbitration process. The board of managers holds regular meetings, no less frequently than quarterly. Each manager serves in such capacity until such manager's successor has been elected and qualified or until such individual's death, resignation, or removal. In the even that a vacancy is created, such vacancy shall be filled only by consent of the manager or managers designated pursuant to the New LLC Agreement.

Class B Common Units

On May 12, 2014, the Board of Directors of Eureka Holdings approved the Eureka Hunter Holdings, LLC Management Incentive Compensation Plan ("Eureka Holdings Plan") to provide long-term incentive compensation to attract and retain officers and employees of the Company and its affiliates and allow such individuals to participate in the economic success of the Company and its affiliates.

The Eureka Holdings Plan consists of (i) 2,336,905 Class B Common Units representing membership interests in Eureka Holdings ("Class B Common Units"), and (ii) 2,336,905 Incentive Plan Units issuable pursuant to a management incentive compensation plan, which represent the right to receive a dollar value up to the baseline value of a corresponding Class B Common Unit ("Incentive Plan Units"). The Eureka Holdings Plan is administered by the board of managers of Eureka Holdings, and, as administrator of the Eureka Holdings Plan, the board will from time to time make awards under the Eureka Holdings Plan to selected officers and employees of the Company or its affiliates ("Award Recipients").

The Class B Common Units are profits interest awards that carry the right to share in the appreciation in the value of the aggregate common equity in Eureka Holdings over and above a baseline value that is determined on the date of grant of the Class B Common Units. The Class B Common Units vest in five substantially equal annual installments on each of the first five anniversaries of the date of grant, subject to the Award Recipient's continued employment, and automatically vest in full upon the occurrence of a liquidity event (as defined in the Eureka Holdings Plan) (including if the Award Recipient's employment is terminated by the Company or an affiliate without cause or due to the Award Recipient's death or disability, in each case, within six months prior to the occurrence of a liquidity event).

If an Award Recipient’s employment is terminated under any other circumstances, all unvested Class B Common Units and Incentive Plan Units will be forfeited immediately upon the Award Recipient’s termination of employment. In addition, vested Class B Common Units will be forfeited if an Award Recipient’s employment is terminated prior to the occurrence of a liquidity event by the Company or an affiliate for cause or due to the Award Recipient’s resignation. If, following a termination of his or her employment by the Company or an affiliate without cause or due to the Award Recipient’s death or disability, an

Award Recipient retains vested Class B Common Units, the Company will have the right, but not the obligation, to repurchase such vested Class B Common Units at fair market value.

Distributions, if any, with respect to the Class B Common Units issued pursuant to the Class B Common Unit Agreement will be made in accordance with, and subject to, the New LLC Agreement, provided, that, no distributions shall be made with respect to any vested or unvested Class B Common Units unless and until a liquidity event has occurred (other than tax distributions that may be made in accordance with the New LLC Agreement). Payment in respect of vested Class B Common Units and Incentive Plan Units will become due upon the occurrence of a liquidity event and are expected to be settled in cash upon the occurrence of a liquidity event, except in the case of a qualified public offering (as defined in the Eureka Holdings Plan), in which case settlement will occur partially in cash and partially in shares of the resulting public entity, with the cash portion not to exceed the amount necessary to cover minimum statutory tax withholdings.

Upon approval of the plan on May 12, 2014, the Board of Directors of the Company granted 894,102 Class B Common Units and 894,102 Incentive Plan Units to key employees of the Company and its subsidiaries. During the fourth quarter of 2014, the board of managers granted an additional 413,110 Class B Common Units and 413,110 Incentive Plan Units to key employees of the Company and its subsidiaries.

Effective November 26, 2014, Don Kirkendall, Senior Vice President, resigned from his position with the Company. The Class B Units granted to Mr. Kirkendall were forfeited upon resignation. Effective November 20, 2015, Dan McCormick, President of TransTex, resigned from his position with the Company. The Class B Units granted to Mr. McCormick were forfeited upon resignation.

The Class B Common Units and Incentive Plan Units are accounted for in accordance with ASC 718, Compensation - Stock Compensation. In accordance with ASC 718, compensation cost is accrued when the performance condition (i.e. the liquidity event) is probable of being achieved. As of December 31, 2015, a liquidity event, as defined, was not probable, and therefore, no compensation cost has been recognized.

NOTE 9- RELATED PARTY TRANSACTIONS

From time to time, the Company enters into transactions with Magnum Hunter or related affiliates that have a common owner with the Company in order to reduce risk and create strategic alliances. These transactions include revenue earned by the Company for providing natural gas gathering services to Triad and certain gas gathering expenses paid to Triad and other related parties. Triad and the Company are parties to an Amended and Restated Gas Gathering Services Agreement, which was executed on March 21, 2012, and amended on October 3, 2014 in contemplation of the New LLC Agreement.  Under the terms of the gathering agreement, Triad Hunter committed to the payment of monthly reservation fees for certain maximum daily quantities of gas delivered each day for transportation under various individual transaction confirmations. As of December 31, 2015, Triad Hunter and the Company were parties to seven individual transaction confirmations with terms ranging from eight to fourteen years. Triad Hunter’s maximum daily quantity committed was 260,000 MMBtu per day at an aggregate reservation fee of $1.05 per MMBtu. Triad Hunter’s remaining obligation under the contract was $172.8 million as of December 31, 2015. During the years ended December 31, 2015 and 2014, the Company recorded gas gathering revenue - related party of $26.2 million and $14.2 million, respectively, related to Triad.

During the years ended December 31, 2015 and 2014, the Company also recorded $1.3 and $2.4 million, respectively, of gas gathering expense for the reimbursement to Triad of liquids produced from our gas gathering facilities and other services performed by Triad. The Company pays GreenHunter Water, LLC ("GreenHunter"), an affilate of Magnum Hunter, for the trucking of liquids produced at certain of the Company's gas gathering facilities. In addition, the Company pays Magnum Hunter and affiliates primarily for marketing services related to the natural gas gathered by the Company. During the years ended December 31, 2015 and 2014, the Company recorded gas gathering expense of $0.6 million and $0.6 million, respectively, for services performed by GreenHunter, and gas gathering expense of $0.3 million and $0.3 million, respectively, for services provided by Magnum Hunter and affiliates.

Magnum Hunter has incurred various corporate overhead expenses on behalf of the Company and has provided various shared services to the Company including general and administrative services, information services, human resources, and other support departments. The Company and Magnum Hunter entered into a Services Agreement on March 20, 2012, and amended on September 15, 2014, under which Magnum Hunter agreed to provide administrative services to the Company related to its operations. The terms of the Services Agreement provide that the Company will pay an administrative fee of $0.5 million per annum and a personnel services fee equal to Magnum Hunter's employee cost plus 1.5% subject to mutually agreed upon increases from time to time.  These costs are included in general and administrative expense on the consolidated statement of operations. Under the terms of the New LLC Agreement, which was executed and became effective on October 3, 2014, certain specified employees of Magnum Hunter, for which the Company pays a personnel services fee, are to become employees of the Company.

In addition to the costs provided for in the Services Agreement, allocations have been recorded by the Company for the year ended December 31, 2014 to include items such as executive oversight, accounting, treasury, tax and legal. Allocations to the Company were based on a proportional allocation methodology applied to relevant shared costs of Magnum Hunter and the Company, which the Company believes results in a reasonable allocation. These allocations are not necessarily indicative of the cost that the Company would have incurred had it operated as an independent stand-alone entity. As such, the consolidated financial statements do not fully reflect what the Company's financial position, results of operations and cash flows would have been had the Company operated as a stand-alone company during the period presented. During the year ended December 31, 2014, the Company recorded general and administrative expense of $8.2 million for such related party services, which includes an allocation of $6.6 million. The allocation is presented as a contribution to the Company in the consolidated statement of changes in members' equity (deficit). As of December 17, 2014, the Company became a non-consolidated entity from Magnum Hunter. As such, for the year ended December 31, 2015, the Company operated for the majority of the year as a stand-alone entity separate from Magnum Hunter and, therefore, did not include any allocation of costs from Magnum Hunter. Any services contributed by Magnum Hunter for the year ended December 31, 2015 were included in the costs incurred through the Services Agreement, mentioned above.

As of December 31, 2015 and 2014, the Company had accounts receivable due from related parties of $17.3 million and $4.6 million, respectively, the majority of which related to gas gathering services for Triad. Subsequent to December 31, 2015, the Company has received payments totaling $17.1 million from Magnum Hunter and affiliates through the bankruptcy proceedings, of which $12.9 million pertained to 2015. The amount pertaining to 2015 consisted of accounts receivable of $13.8 million, net against accounts payable owed to Magnum Hunter and affiliates of $0.9 million, as of December 31, 2015. The remaining amounts due to the Company as of December 31, 2015 are included in a Proof of Claim filed with the United States Bankruptcy Court for the District of Delaware, and the Company continues to assert its rights to these amounts. As such, the Company did not record an allowance at December 31, 2015 or December 31, 2014 for accounts receivable - related party balances.

As of December 31, 2015 and 2014, the Company had accounts payable and accrued expenses to related parties of $5.5 million and $3.4 million, respectively. Payables to related parties primarily consist of gas gathering related costs owed to Triad and GreenHunter and amounts due to Magnum Hunter for employee benefits and other corporate expenses.

Mr. Gary Evans, our Chief Executive Officer, was a 4.0% limited partner in TransTex, which limited partnership received total consideration of 622,641 Class A Common Units of Eureka Holdings and cash of $46.0 million upon the Company’s acquisition of certain of its assets.  This includes units issued in accordance with the agreement of Eureka Holdings and TransTex to provide the limited partners of TransTex the opportunity to purchase additional Class A Common Units of Eureka Holdings in lieu of a portion of the cash distribution they would otherwise receive.  Certain limited partners purchased such units, including Mr. Evans, who purchased 27,641 Class A Common Units of Eureka Holdings for $0.6 million at the same purchase price offered to all TransTex investors.

On December 12, 2014, the Company transferred its 50% ownership interest in a cryogenic gas treating plant (“Rogersville”) located in Hawkins County, Tennessee, to Magnum Hunter in accordance with the New LLC Agreement. Eureka Holdings was party to a joint ownership agreement with an unrelated gas processor regarding the construction, ownership and operation of the Rogersville facility. Based on the terms of the joint venture agreement, each party owned 50% of the ownership interest in the facility. The third party gas processor was designated as the manager of the facility with full control of all operations. Revenue generated from and capital expenditures and operating expenses incurred in connection with the operation of the facility were allocated on a pro-rata basis in proportion to each owner’s ownership interest. The Company recorded its proportional cost of the Rogersville facility and its share of revenues and expenses in the consolidated financial statements, as earned and incurred prior to the transfer of its ownership interest to Magnum Hunter. The transfer of interest to Magnum Hunter was recorded as a distribution of $2.8 million. In conjunction with the transfer of ownership interest, the Company's rights and obligations under the joint venture agreement were legally transferred to Magnum Hunter.

For the year ended December 31, 2014, the Company recorded revenue of $1.5 million, and recorded expenses of $0.7 million, attributable to the Rogersville facility. During the year ended December 31, 2014, the Company paid a capital call of $0.7 million to the third party gas processor.
NOTE 10 - COMMITMENTS AND CONTINGENCIES

Gas Gathering and Processing Agreements

On June 27, 2012, the Company entered into a master services agreement allowing for the rental of individual compressors with varying monthly payments and lease terms. The Company’s remaining commitment under the contract was $11.6 million as of December 31, 2015.

The following table presents our contractual obligations as of December 31, 2015:

In thousands	2016	2017	2018	2019	2020	Total
Long-term debt (1)	$—	$—	$182,500	$—	$—	$182,500
Interest on long-term debt (2)	4,795	4,795	1,159	—	—	10,749
Gas compression agreements (3)	4,363	3,464	2,281	840	698	11,646
Total	$9,158	$8,259	$185,940	$840	$698	$204,895
(1) See Note 6 - "Credit Facilities" to the Company's consolidated financial statements.
(2) Interest payments have been calculated by applying the interest rates in effect as of December 31, 2015 to the outstanding debt balance as of December 31, 2015.
(3) Amounts relate to the rental of multiple compressor units by the Company, which are accounted for as operating leases. On June 27, 2012, the Company entered into a master services agreement allowing for the rental of individual compressors with varying monthly payments and lease terms.

Legal Proceedings

On April 11, 2013, a flash fire occurred at the Company's Twin Hickory site located in Tyler County, West Virginia. The incident occurred during a pigging operation at a natural gas receiving station. Two employees of third-party contractors received fatal injuries. Another employee of a third-party contractor was injured.

In mid-February 2014, the estate of one of the deceased third-party contractor employees sued Eureka Pipeline and certain other parties in a case styled Karen S. Phipps v. Eureka Hunter Pipeline, LLC et al., Civil Action No. 14-C-41, in the Circuit Court of Ohio County, West Virginia. The case was settled in November 2015 with a portion of the settlement paid by an insurer of Eureka Pipeline, and the remainder paid by the co-defendants or their insurers.

In October 2014, in a case styled Exterran Energy Solutions, LP v. Eureka Hunter Pipeline, LLC and Magnum Hunter Resources Corporation, Civil Action No. 2014-63353, in the District Court of Harris County, Texas, Exterran Energy Solutions,

LP, one of the co-defendants in the Phipps lawsuit, filed suit against MHR and Eureka Pipeline seeking a declaratory judgment that Eureka Pipeline is obligated to indemnify Exterran with respect to claims arising out of the incident. In 2015, Eureka Pipeline, et al, and Exterran entered into a settlement agreement acknowledging indemnification obligations and are seeking dismissal of this action.

In April 2014, the estate of the other deceased third-party contractor employee sued MHR, Eureka Pipeline and certain other parties in a case styled Antoinette M. Miller v. Magnum Hunter Resources Corporation et al, Civil Action No. 14-C-111, in the Circuit Court of Ohio County, West Virginia. The plaintiffs allege that Eureka Pipeline and the other defendants engaged in certain negligent and reckless conduct which resulted in the wrongful death of the third-party contractor employees. The plaintiffs have demanded judgment for an unspecified amount of compensatory, general and punitive damages. Various cross-claims have been asserted. The case was settled in November 2015 with a portion of the settlement paid by an insurer of Eureka Pipeline, and the remainder paid by the co-defendants or their insurers.

In May 2014, the injured third-party contractor employee sued MHR and certain other parties in a case styled Jonathan Whisenhunt v. Magnum Hunter Resources Corporation et al, Civil Action No. 14-C-135, in the Circuit Court of Ohio County, West Virginia. The claim filed by the injured third-party contractor employee, Jonathan Whisenhunt, has been resolved and dismissal of this case is anticipated in the near term. A portion of the settlement was paid by an insurer of Eureka Pipeline, and the remainder paid by the co-defendants or their insurers.

Other

From time to time, the Company is involved in other legal, environmental, tax and regulatory proceedings in the ordinary course of business. In the opinion of management, the ultimate resolution of the potential or existing claims and complaints will not have a material adverse effect on the Company’s financial position, results or operations or cash flows.
NOTE 11 - CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's receivables are from companies in a similar industry and include independent exploration and production companies, pipeline companies and marketers. The industry concentration of these customers may impact the Company's overall exposure to credit risk, either positively or negatively, as its customers may be similarly affected by changes in commodity prices, regulation and other economic factors. The Company performs credit analysis in order to monitor its credit risks and ensure that its customers are creditworthy.

For the year ended December 31, 2015, revenue from Triad constituted approximately 35% of the Company’s total revenue and revenue from one third party customer constituted approximately 17% of the Company’s total revenue. Approximately half of the Company’s revenue was generated through contracts with over twenty different third party customers in the oil and gas industry. For the year ended December 31, 2014, revenue from Triad and one third-party customer constituted approximately 51% of the Company's total revenue. Although the Company is exposed to a concentration of credit risk, management believes the loss of revenue from any one customer would not significantly affect the Company’s financial or operational performance.
NOTE 12 - SUBSEQUENT EVENTS

Subsequent events have been evaluated for the period subsequent to December 31, 2015 through April 6, 2016, the date the financial statements were available to be issued.

Subsequent to December 31, 2015, the Company has received payments totaling $17.1 million from Magnum Hunter and subsidiaries through the bankruptcy proceedings, of which $12.9 million pertained to 2015. The amount pertaining to 2015 consisted of accounts receivable of $13.8 million, net against accounts payable owed to Magnum Hunter and affiliates of $0.9 million, as of December 31, 2015. The remaining amounts due to the Company as of December 31, 2015 are included in a Proof of Claim filed with the United States Bankruptcy Court for the District of Delaware, and the Company continues to assert its rights to these amounts. As such, the Company did not record an allowance at December 31, 2015 or December 31, 2014 for accounts receivable - related party balances.

Event (Unaudited) Subsequent to the Date of the Independent Auditor's Report

In connection with Magnum Hunter’s bankruptcy proceedings, Triad agreed to assume the Amended and Restated Gas Gathering Services Agreement with the Company, subject to certain agreed upon amendments. These amendments will, among other things, modify certain of the reservation fees and commodity fees that Triad pays to the Company and provide certain volume credits to Triad.